

February 20, 2015

Kimberly Palmer
Chief Executive Officer
Rainbow Coral Corp.
495 Grand Boulevard, Suite 206
Miramar Beach, FL 32550

> **Re:** **Rainbow Coral Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response dated February 5, 2015**
> **File No. 000-55076**

Dear Ms. Palmer:

We have reviewed your responses to the comments in our letter dated February 3, 2015 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 and reissue. We believe that Proposal No. 1 includes three separate and material proposals related to your reincorporation. Proposal No. 1 asks shareholders to approve the reincorporation from Florida to Nevada. Secondly, Proposal No. 1 asks shareholders to adopt the articles of incorporation to authorize the issuance of preferred stock. Additionally, Proposal No. 1 asks shareholders to approve an increase in authorized shares as a result of the reincorporation. Please revise to include three separate proposals or advise. Refer to Exchange Act Rule 14a-4(a)(3). If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposal.

2. Consistent with the comment above, please update your proxy card accordingly.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3642 if you have questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Robert Sonfield, Esq.